                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                           For the Month of May, 2004

                        ELRON ELECTRONIC INDUSTRIES LTD.
                 (Translation of Registrant's Name into English)

        3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv o ISRAEL

                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

     Registrant's press release dated May 12, 2004.

     SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ELRON ELECTRONIC INDUSTRIES LTD.
                                         (Registrant)


                                         By: /s/ Doron Birger
                                             -----------------------------------
                                             Doron Birger

Dated: May 13, 2004

                               -EARNINGS RELEASE-
       ELRON ELECTRONIC INDUSTRIES ANNOUNCES NET INCOME OF $3.7 MILLION IN
                            THE FIRST QUARTER OF 2004

Tel Aviv, Israel, May 12, 2004 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) today reported a net income of $3.7 million, or $0.13 per share, for the first quarter of 2004 compared to a net loss of $9.3 million, or $0.32 per share, in the first quarter of 2003.

The net income reported in the first quarter of 2004, as compared to the net loss in the first quarter of 2003, was primarily due to the following factors:

(i) a gain of approximately $5.3 million resulting from the sale of Elron's shares in KIT eLearning to a subsidiary of Sylvan Learning Systems, Inc. (Nasdaq: SLVN), a global leader in higher education, for an immediate cash payment of $9.4 million (of which Elron received approximately $5.7 million) and a future payment of up to an additional $10.0 million based on future earnings of KIT in 2006 and 2007.

(ii) a gain, net after tax, of approximately $2.0 million resulting from the sale of 362,416 Zix Corporation (Nasdaq: ZIXI) shares, received in consideration for the assets and business of Elron SW ("ESW") (formerly, Elron Software) which was sold to Zix in September 2003.

(iii) the decrease in losses recorded with respect to Elron's group companies in the amount of $6.1 million, mainly due to the sale of businesses of ESW and MediaGate, the decrease in Galil Medical's losses following the formation of Oncura as a result of the merger of its and Amersham's urology units, and the improvements in the results of almost all of Elron's group companies, mainly Given Imaging and ChipX (formerly, Chip Express).

Other main first quarter events:

Investment in ChipX. In March 2004, ChipX, a manufacturer of late-stage programmable application-specific integrated circuits, or structured ASICs, raised $12.0 million in a private placement from new and existing investors, of which Elron invested approximately $2.6 million. Following the investment, Elron's holding in ChipX decreased from approximately 33% to approximately 27%.

NetVision. On March 30, 2004, NetVision, one of Israel's largest Internet Service Providers (ISP), in which Elron holds 46%, filed a request with the Israeli Securities Authority and the Tel Aviv Stock Exchange ("TASE") for a proposed initial public offering of its shares on the TASE. The request is a preliminary step in the proposed offering.

Liquidity and Shareholders Equity

As of March 31, 2004, Elron's cash, debentures and deposits (including short and long-term) amounted to approximately $70.2 million compared with $107.3 million at December 31, 2003. The decrease was mainly as a result of approximately $40.5 million repayment of loans of majority-owned subsidiaries. The remaining bank loans of majority owned subsidiaries amounted to approximately $27.3 million ($67.5 million at December 31, 2003), substantially all of which are guaranteed by Elron.

During the first quarter of 2004, Elron invested approximately $3.8 million in its group companies. Shareholders' equity at March 31, 2004, was approximately $302.4 million, which represents 72% of Elron's total assets, compared with approximately $296.1 million representing approximately 66% of total assets at December 31, 2003.

"The sustainable profitability over the last three quarters represents significant improvements in almost all of our group companies", said Doron Birger, Elron's President and CEO. "The continuing growth of Given Imaging and the completion of a $12 million private placement in ChipX, are important steps in building value. Our group of promising public and private companies, combined with our substantial resources, provide us with an optimistic outlook for 2004".

Investors may access Elron's first quarter financial report and a detailed management report on the company's web site: www.elron.com

Conference call details:

Thursday, May 13, 2004 10:30a.m. (EST); 05:30 p.m. Israel
Dial in numbers:

In the US: 1-866 860 9642

In the UK: 0 800 917 5108

In Israel: 03 918 0610

International Participants: +972 3 918 0610

For your convenience, a replay of the call will be available starting two hours after the call ends until Monday, May 17, 10:30am ET. To access the replay please dial 1-866-276-1002 (US), 972-3-925-5942 (Israel) and 0-800-917-4256
(UK).

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, advanced defense electronics, communication, software, information technology, semiconductors and advanced materials. For further information, visit

http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Tables to follow

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of U.S. Dollars

                                                             March 31,   December 31,
                                                               2004          2003
                                                             ---------   ------------
                                                             Unaudited     Audited
                                                             ---------     --------
ASSETS
Total current assets                                          $ 92,394     $130,067
                                                              --------     --------
LONG-TERM ASSETS
Investments in affiliated companies                            159,839      156,819
Investments in other companies and long-term receivables       131,544      128,799
Debentures and bank deposits                                       709          700
Deferred taxes                                                      --        1,871
Severance pay deposits                                           2,481        2,144
                                                              --------     --------
Total long-term assets                                         294,573      290,333
                                                              --------     --------
PROPERTY AND EQUIPMENT, NET                                      8,488        8,317
                                                              --------     --------
INTANGIBLE ASSETS                                               21,793       21,987
                                                              --------     --------
Total assets                                                  $417,248     $450,704
                                                              ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Total current liabilities                                     $ 39,553     $ 73,035
                                                              --------     --------
LONG-TERM LIABILITIES
Long-term loans from banks and others                           12,191       17,221
Accrued severance pay and retirement obligations                 3,408        2,850
Deferred taxes                                                  40,541       40,684
Other                                                              237          103
                                                              --------     --------
Total long-term liabilities                                     56,377       60,858
                                                              --------     --------
MINORITY INTEREST                                               18,948       20,681
                                                              --------     --------
Total Shareholders' Equity                                     302,370      296,130
                                                              --------     --------
Total liabilities and shareholders' equity                    $417,248     $450,704
                                                              ========     ========

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands of U.S. Dollars, except share and per share data

                                                             Three months
                                                            ended March 31,     Year ended
                                                          ------------------   December 31,
                                                           2004       2003         2003
                                                          -------   --------   ------------
                                                              Unaudited           Audited
                                                          ------------------     --------
INCOME
   Net revenues                                           $ 3,425   $  3,787     $ 16,547
   Equity in losses of affiliated companies                  (389)    (2,954)      (8,698)
   Gain from disposal of businesses and affiliated
      companies and changes in holdings in affiliated
      companies, net                                        6,080        371       25,754
   Other income (expenses), net                             2,437     (1,223)      14,665
                                                          -------   --------     --------
                                                           11,553        (19)      48,268
                                                          -------   --------     --------
COSTS AND EXPENSES                                          8,529     10,236       37,497
                                                          -------   --------     --------
Income (loss) before tax benefit (taxes on income)          3,024    (10,255)      10,771
Tax benefit (taxes on income)                                (642)       367       (6,834)
                                                          -------   --------     --------
Income (loss) from continuing operations after tax
   benefit (taxes on income)                                2,382     (9,888)       3,937
Minority interest in losses (income) of subsidiaries        1,640      1,972      (10,907)
                                                          -------   --------     --------
Income (loss) from continuing operations                    4,022     (7,916)      (6,970)
Loss from discontinued operations                            (300)    (1,354)        (235)
                                                          -------   --------     --------
Net income (loss)                                         $ 3,722   $ (9,270)    $ (7,205)
                                                          =======   ========     ========
   Basic income (loss) per share                          $  0.13      (0.32)    $  (0.25)
                                                          =======   ========     ========
   Diluted income (loss) per share                        $  0.12   $  (0.32)    $  (0.25)
                                                          =======   ========     ========
Weighted average number of ordinary shares used in
   computing basic net income (loss) per share
   (thousands)                                             29,209     29,181       29,194
                                                          =======   ========     ========
Weighted average number of ordinary shares used in
   computing diluted net income (loss) per share
   (thousands)                                             29,307     29,181       29,194
                                                          =======   ========     ========

                    [ELRON ELECTRONICS INDUSTRIES LTD. LOGO]

                              AND ITS SUBSIDIARIES

                         CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                              As of March 31, 2004
                              --------------------
                                   (Unaudited)

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                         CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2004

                                    UNAUDITED

                                      INDEX

                                                                           Page
                                                                           ----
Consolidated Balance Sheets                                                1 - 2

Consolidated Statements of Operations                                        3

Statements of Shareholders' Equity                                           4

Consolidated Statements of Cash Flows                                      5 - 6

Notes to the Consolidated Financial Statements                            7 - 15

Annex to the Consolidated Financial Statements                              16

                                   ----------

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                               March 31,   December 31,
                                                                  2004         2003
                                                               ---------   ------------
                                                               Unaudited      Audited
                                                               ---------     --------
   ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                    $ 66,929     $ 83,906
   Short-term investments                                         14,960       37,158
   Trade receivables, net*                                         4,827        5,016
   Other receivables and prepaid expenses*                         4,448        2,516
   Inventories and contracts-in-progress                           1,230        1,471
                                                                --------     --------
Total current assets                                              92,394      130,067
                                                                --------     --------
LONG-TERM ASSETS
   Investments in affiliated companies                           159,839      156,819
   Investments in other companies and long-term receivables*     131,544      128,799
   Debentures and bank deposits                                      709          700
   Deferred taxes                                                     --        1,871
   Severance pay deposits                                          2,481        2,144
                                                                --------     --------
Total long-term assets                                           294,573      290,333
                                                                --------     --------
PROPERTY AND EQUIPMENT, NET                                        8,488        8,317
                                                                --------     --------
INTANGIBLE ASSETS
   Goodwill                                                       12,019       12,019
   Other intangible assets                                         9,774        9,968
                                                                --------     --------
                                                                  21,793       21,987
                                                                --------     --------
Total assets                                                    $417,248     $450,704
                                                                ========     ========

* Includes receivables from related parties in the aggregate amount of $5,996 and $3,684 as of March 31, 2004 and December 31, 2003, respectively.

The accompanying notes are an integral part of the financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                      March 31,   December 31,
                                                                         2004         2003
                                                                      ---------   ------------
                                                                      Unaudited      Audited
                                                                      ---------     --------
   LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Short-term loans from banks and others                              $ 18,299     $ 11,986
   Current maturities of long-term loans from banks and others            2,291       44,021
   Trade payables                                                         2,830        3,408
   Other payables and accrued expenses                                   16,133       13,620
                                                                       --------     --------
Total current liabilities                                                39,553       73,035
                                                                       --------     --------
LONG-TERM LIABILITIES
   Long-term loans from banks and others                                 12,191       17,221
   Accrued severance pay and retirement obligations                       3,408        2,850
   Deferred taxes                                                        40,541       40,684
   Other                                                                    237          103
                                                                       --------     --------
Total long-term liabilities                                              56,377       60,858
                                                                       --------     --------
MINORITY INTEREST                                                        18,948       20,681
                                                                       --------     --------
SHAREHOLDERS' EQUITY:
   Ordinary shares of NIS 0.003 par value; Authorized - 35,000,000 shares as of March 31, 2004 and December 31, 2003; Issued and
      outstanding -29,211,345 and 29,206,845 shares as of March 31,
      2004 and December 31, 2003, respectively;                           9,572        9,572
   Additional paid-in capital                                           267,327      267,113
   Accumulated other comprehensive income                                54,096       51,792
   Accumulated deficit                                                  (28,625)     (32,347)
                                                                       --------     --------
Total shareholders' equity                                              302,370      296,130
                                                                       --------     --------
Total liabilities and shareholders' equity                             $417,248     $450,704
                                                                       ========     ========

The accompanying notes are an integral part of the financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                  Three months
                                                                 ended March 31,    Year ended
                                                               ------------------   December 31,
                                                                 2004      2003         2003
                                                               -------   --------   ------------
                                                                    Unaudited          Audited
                                                               ------------------     --------
INCOME
   Net revenues*                                               $ 3,425   $  3,787     $ 16,547
   Equity in losses of affiliated companies                       (389)    (2,954)      (8,698)
   Gain from disposal of businesses and affiliated companies
      and changes in holdings in affiliated companies, net       6,080        371       25,754
   Other income (expenses), net                                  2,437     (1,223)      14,665
                                                               -------   --------     --------
                                                                11,553        (19)      48,268
                                                               -------   --------     --------
COSTS AND EXPENSES
   Cost of revenues                                              2,055      2,308       10,198
   Research and development costs, net                           1,014      1,271        3,787
   Marketing and selling expenses, net                             566      3,294        7,763
   General and administrative expenses                           4,655      2,843       13,923
   Amortization of intangible assets                               194        295        1,073
   Financial expenses, net                                          45        225          753
                                                               -------   --------     --------
                                                                 8,529     10,236       37,497
                                                               -------   --------     --------
Income (loss) before tax benefit (taxes on income)               3,024    (10,255)      10,771
Tax benefit (taxes on income)                                     (642)       367       (6,834)
                                                               -------   --------     --------
Income (loss) from continuing operations after tax benefit
   (taxes on income)                                             2,382     (9,888)       3,937
Minority interest in losses (income) of subsidiaries             1,640      1,972      (10,907)
                                                               -------   --------     --------
Income (loss) from continuing operations                         4,022     (7,916)      (6,970)
Loss from discontinued operations                                 (300)     (1354)        (235)
                                                               -------   --------     --------
Net income (loss)                                              $ 3,722   $ (9,270)    $ (7,205)
                                                               =======   ========     ========
Income (loss) per share:
   Basic:
   Income (loss) from continuing operations                    $  0.14   $  (0.27)    $  (0.24)
   Loss from discontinued operations                             (0.01)     (0.05)       (0.01)
                                                               -------   --------     --------
   Net income (loss)                                           $  0.13   $  (0.32)    $  (0.25)
                                                               =======   ========     ========
Diluted:
Income (loss) from continuing operations                       $  0.13   $  (0.27)    $  (0.24)
Loss from discontinued operations                                (0.01)     (0.05)       (0.01)
                                                               -------   --------     --------
Net income (loss)                                              $  0.12   $  (0.32)    $  (0.25)
                                                               =======   ========     ========
Weighted average number of ordinary shares used in
   computing basic net income (loss) per share (thousands)      29,209     29,181       29,194
                                                               =======   ========     ========
Weighted average number of ordinary shares used in
   computing diluted net income (loss) per share (thousands)    29,307     29,181       29,194
                                                               =======   ========     ========

----------
* Includes revenues from related parties, in the amount of $2,238 and $165 for the three months ended March 31, 2004 and 2003, respectively, and $4,156 for the year ended December 31, 2003.

The accompanying notes are an integral part of the financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                              Accumulated
                                                                                Additional       other
                                                          Number of    Share      paid-in    comprehensive
                                                           shares     capital     capital        income
                                                         ----------   -------   ----------   -------------
Audited
Balance as of January 1, 2003                            29,180,970    $9,572    $267,482       $  7,529
Exercise of options                                          25,875        --         177
Changes in additional paid-in capital in affiliated
   companies                                                     --        --        (932)            --
Amortization of deferred stock compensation                      --        --         386             --
Other comprehensive income, net of tax:
   Unrealized gains on available for sale securities             --        --          --         55,960
   Reclassification adjustment for gain realized
      included in net loss                                       --        --          --        (11,113)
   Foreign currency translation adjustments                      --        --          --           (304)
   Unrealized loss on derivative instrument in
      affiliated company                                         --        --          --           (108)
   Minimum pension liability in affiliated company               --        --          --           (172)
Net loss                                                         --        --          --             --
                                                         ----------    ------    --------       --------
Balance as of December 31, 2003
Total comprehensive income                               29,206,845    $9,572    $267,113       $ 51,792

Unaudited
Exercise of options                                           4,500        --          31             --
Amortization of deferred stock compensation                      --        --         183             --
Other comprehensive income, net of tax:
   Unrealized gains on available for sale securities             --        --          --          3,958
   Reclassification adjustment for gain realized
      included in net income                                     --        --          --         (2,045)
   Foreign currency translation adjustments                      --        --          --            409
   Unrealized loss on derivative instrument in
      affiliated company                                         --        --          --            (18)
Net income                                                       --        --          --             --
                                                         ----------    ------    --------       --------
Balance as of March 31, 2004
Total comprehensive income                               29,211,345    $9,572    $267,327       $ 54,096
                                                         ==========    ======    ========       ========

Unaudited
Balance as of January 1, 2003                            29,180,970    $9,572    $267,482       $  7,529
Changes in additional paid-in capital in affiliated
   companies                                                     --        --         277             --
Amortization of deferred stock compensation                      --        --          58             --
Other comprehensive loss, net of tax:
   Unrealized losses on available for sale securities            --        --          --         (2,805)
   Reclassification  adjustment for gain realized
      included in net loss                                       --        --          --            (18)
   Foreign currency translation adjustments                      --        --          --            (53)
Net loss                                                         --        --          --             --

                                                         ----------    ------    --------       --------
Balance as of March 31, 2003
Total comprehensive loss                                 29,180,970    $9,572    $267,817       $  4,653
                                                         ==========    ======    ========       ========

                                                                          Total            Total
                                                         Accumulated   comprehensive   Shareholders'
                                                           deficit     income (loss)       equity
                                                         -----------   -------------   -------------
Audited
Balance as of January 1, 2003                              $(25,142)                     $259,441
Exercise of options                                                                           177
Changes in additional paid-in capital in affiliated
   companies                                                     --                          (932)
Amortization of deferred stock compensation                      --                           386
Other comprehensive income, net of tax:
   Unrealized gains on available for sale securities             --      $ 55,960          55,960
   Reclassification adjustment for gain realized
      included in net loss                                       --       (11,113)        (11,113)
   Foreign currency translation adjustments                                  (304)
   Unrealized loss on derivative instrument in
      affiliated company                                         --          (108)           (108)
   Minimum pension liability in affiliated company               --          (172)           (172)
Net loss                                                     (7,205)       (7,205)         (7,205)
                                                           --------      --------        --------
Balance as of December 31, 2003                            $(32,347)                      296,130
Total comprehensive income                                               $ 37,058
                                                                         ========
Unaudited
Exercise of options                                              --                            31
Amortization of deferred stock compensation                      --                           183
Other comprehensive income, net of tax:
   Unrealized gains on available for sale securities             --      $  3,958           3,958
   Reclassification adjustment for gain realized
      included in net income                                     --        (2,045)         (2,045)
   Foreign currency translation adjustments                      --           409             409
   Unrealized loss on derivative instrument in
      affiliated company                                         --           (18)            (18)
Net income                                                    3,722         3,722           3,722
                                                           --------      --------        --------
Balance as of March 31, 2004                               $(28,625)                     $302,370
Total comprehensive income                                 ========      $  6,026        ========
                                                                         ========

Unaudited
Balance as of January 1, 2003                              $(25,142)                     $259,441
Changes in additional paid-in capital in affiliated
   companies                                                     --                           277
Amortization of deferred stock compensation                      --                            58
Other comprehensive loss, net of tax:
   Unrealized losses on available for sale securities            --      $ (2,805)         (2,805)
   Reclassification  adjustment for gain realized
      included in net loss                                       --           (18)            (18)
   Foreign currency translation adjustments                      --           (53)            (53)
Net loss                                                     (9,270)       (9,270)         (9,270)
                                                           --------      --------        --------
Balance as of March 31, 2003                               $ 34,412                      $247,630
Total comprehensive loss                                   ========      $(12,146)       ========
                                                                         ========

The accompanying notes are an integral part of the financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                         Three months
                                                                        ended March 31,     Year ended
                                                                      ------------------   December 31,
                                                                        2004       2003        2003
                                                                      --------   -------   ------------
                                                                           Unaudited          Audited
                                                                      ------------------   ------------
Cash flows from operating activities
   Net income (loss)                                                  $  3,722   $(9,270)    $ (7,205)
   Adjustments to reconcile net income (loss) to net cash used in operating activities:
      Equity in losses of affiliated companies                             389     2,954        8,698
      Dividend from affiliated companies                                    --        --        2,971
      Minority interest in income (losses) of subsidiaries              (1,640)   (1,972)      10,907
      Gain from disposal of businesses and affiliated companies and
         changes in holdings in affiliated companies, net               (6,080)     (371)     (25,754)
      Loss (gain) from sale of investments in available for sale
         securities                                                     (3,096)       28      (17,924)
      Gain from disposal of businesses including in discontinued
         operations                                                         --        --       (4,137)
      Depreciation and amortization                                        487     1,084        3,573
      Decline in value of other investments                                150     1,238        3,716
      Equity in (gains) losses of partnerships                             (32)       --          547
      Amortization of deferred stock compensation and call options       2,353       187        2,564
      Deferred taxes, net                                                  553      (412)       6,229
   Changes in operating assets and liabilities
      Decrease in trade receivables                                        549     2,749        3,491
      Decrease (increase) in other accounts receivable and prepaid
         expenses                                                       (1,840)     (652)       1,888
      Increase in trading securities, net                                   (4)       (6)          (4)
      Decrease (increase) in inventories and contracts-in-progress         241      (717)         589
      Decrease in trade payables                                          (909)   (1,574)      (2,009)
      Decrease in other accounts payable and accrued expenses             (699)   (1,133)      (5,275)
      Other                                                                578       367          652
                                                                      --------   -------     --------
Net cash used in operating activities                                   (5,278)   (7,500)     (16,483)
                                                                      --------   -------     --------
Cash flows from investing activities
   Investment in affiliated companies                                   (3,224)   (3,174)     (13,384)
   Proceeds from sale of KIT shares                                      5,706        --           --
   Proceeds from sale of Given Imaging shares                               --       813       13,878
   Cash and cash equivalents resulting from newly consolidated
      subsidiaries (a)                                                     133        --           --
   Cash and cash equivalents divested upon sale of businesses and
      subsidiaries (b)                                                      --        --       (6,148)
   Investment in other companies                                          (500)     (600)        (299)
   Collection of long term receivables                                      --        --          772
   Proceeds from sale of available for sale securities                   4,241     2,614       46,143
   Investments in held to maturity debentures and deposits              (4,472)   (2,346)     (10,877)
   Proceeds from maturities of held to maturity debentures and from
      deposits                                                          26,664     1,209        8,975
   Purchase of property and equipment                                     (239)     (241)        (547)
   Proceeds from sale of property and equipment                             26       106          329
                                                                      --------   -------     --------
Net cash provided by (used in) investing activities                     28,335    (1,619)      38,842
                                                                      --------   -------     --------
Cash flows from financing activities
   Proceeds from options exercised                                          31        --          177
   Receipt of long-term loans from banks                                   355     1,201        4,032
   Repayment of long-term loans                                        (40,565)      (82)      (6,200)
   Decrease in short-term bank loan, net                                   (65)   (1,554)      (4,076)
   Repayment of loans from minority shareholders of a subsidiary            --        --       (4,246)
   Receipt of short-term loans from minority shareholders of a
      subsidiary                                                           316        --          904
   Proceeds from convertible loans from minority shareholders of a
      subsidiary                                                           140     1,125        3,055
   Issuance expenses in a subsidiary                                      (179)       --           --
   Dividend to minority shareholders of a subsidiary                       (67)       --           --
                                                                      --------   -------     --------
Net cash provided by (used in) financing activities                    (40,034)      690       (6,354)
                                                                      --------   -------     --------
Increase (decrease) in cash and cash equivalents                       (16,977)   (8,429)      16,005
Cash and cash equivalents at the beginning of the period                83,906    67,901       67,901
                                                                      --------   -------     --------
Cash and cash equivalents at the end of the period                    $ 66,929   $59,472     $ 83,906
                                                                      ========   =======     ========

The accompanying notes are an integral part of the financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                         Three months
                                                                        ended March 31,     Year ended
                                                                      ------------------   December 31,
                                                                        2004       2003        2003
                                                                      --------   -------   ------------
                                                                           Unaudited          Audited
                                                                      ------------------   ------------
Supplemental cash flow information:
Cash paid for:
Income taxes                                                          $     48   $    18     $     96
                                                                      ========   =======     ========
Interest                                                              $    537   $   419     $  1,466
                                                                      ========   =======     ========

                                                                  Three months
                                                                      ended
                                                                    March 31,
                                                                      2004
                                                                   (Unaudited)
                                                                  ------------
(a) Cash and cash equivalents resulting from newly consolidated subsidiaries
   Assets acquired and liabilities assumed at the purchase
      date:
      Working capital, net (except cash and cash equivalents)        (1,254)
      Deposits                                                           31
      Property and equipment                                            423
      Other assets                                                      878
      Accrued severance pay, net                                       (186)
      Long-term liabilities                                              (5)
      Investment at equity prior to acquisition                         (49)
      Minority interests                                                 29
                                                                     ------
Cash and cash equivalents acquired                                      133
                                                                     ======

                                                                 Year ended
                                                                December 31,
                                                                    2003
                                                                ------------
                                                                  (Audited)
                                                                ------------
(b) Cash and cash equivalents divested upon sale of business and subsidiaries
   Assets and liabilities at date of sale:
      Working capital, net (except cash and cash equivalents)     $   (708)
      Property and equipment                                         1,274
      Other assets                                                   6,532
      Deferred tax liability                                          (907)
   Gain resulting from sale of business                             22,833
   Securities received:
      Marketable securities                                         (5,400)
      Other investments                                             (1,000)
      Investment in affiliated Company                             (30,272)
   Liability incurred                                                1,500
                                                                  --------
      Cash and cash equivalents paid                              $ (6,148)
                                                                  ========

The accompanying notes are an integral part of the financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

          The accompanying unaudited condensed interim consolidated financial statements have been prepared as of March 31, 2004, and for the three months then ended in accordance with accounting principles generally accepted in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 8 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel ("Israeli GAAP").

          These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2003.

          Comparative data in the condensed interim consolidated financial statements for the three months ended March 31, 2003 have been restated - see Note 3(d).

          The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the period presented.

          Results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          a. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements , except as follows:

               In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

               In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either
               (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

               FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

               FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the provisions of FIN 46, as revised, were adopted as of March 31, 2004. The adoption of FIN 46 did not have significant effect on the Company's financial statements. For additional information on the Company's VIEs, see Note 4.

          b. The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

NOTE 3:- MAJOR TRANSACTIONS

          a.   K.I.T. eLEARNING B.V ("KIT")

               On March 31, 2004, Elron together with the other shareholders of KIT, Discount Investment Corporation Ltd. ("DIC"), a controlling shareholder of Elron (through approximately a 38.5% interest), and Kidum IT Ltd. (together "the sellers") completed the sale of KIT, then held 45% by Elron, to Online Higher Education B.V, a subsidiary of Sylvan Learning Systems, Inc. (Nasdaq: SLVN), a global leader in higher education, in consideration for $9,400. In addition, the sellers are entitled to a future payment of up to $10,000 based on future earnings of KIT in the years 2006 and 2007. Elron received approximately $5,700 and recorded a gain of approximately $5,300.

          b.   ChipX ("ChipX") (Formerly: CHIP EXPRESS CORPORATION)

               On March 4, 2004, ChipX completed a private placement in which it issued 7,594,936,710 redeemable preferred shares in consideration for $12,000. Elron purchased 1,632,564,563 redeemable preferred shares in consideration for approximately $2,600. As a result, Elron's interest in ChipX decreased from approximately 33% to approximately 27%. This decrease had no effect on Elron's results of operations.

          c.   ZIX CORPORATION ("ZIX")

               During the first quarter of 2004, Elron sold 362,416 shares of Zix (Nasdaq: ZIXI) in consideration for approximately $4,200, and recognized a gain of approximately $3,100 ($2,000 net of tax).

               Subsequent to balance sheet date, Elron sold an additional 90,604 shares of ZIX in consideration for approximately $1,400, resulting in a gain of approximately $1,100 ($700 net of tax), which will be recorded in the second quarter of 2004.

          d.   Restatement

               As a result of the increase in holdings in Oren Semiconductor inc. ("Oren") in July 2003 from 17% to 41% (see Note 7d(7) to the Company's annual financial statements for 2003), Elron is able to exercise significant influence in Oren. In accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock", Elron's interest

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- MAJOR TRANSACTIONS (Cont.)

          d.   Restatement (Cont.)

               in Oren, which was previously accounted for by Elron at cost, is accounted for retroactively under the equity method of accounting ("step-by-step acquisition"). Implementing step-by-step acquisition resulted in a restatement of Elron's financial statements for all prior periods in which Elron's investments in Oren were recorded at cost.

               Following are the effects of the restatement for the three months ended March 31, 2003:

               1.   Consolidated statements of operations

                                                          Three months ended
                                                            March 31, 2003
                                                ---------------------------------------
                                                               Effect of
                                                As reported   restatement   As restated
                                                -----------   -----------   -----------
               Equity in losses of affiliated
                  companies                        (2,295)        (659)       (2,954)
               Net loss                            (8,611)        (659)       (9,270)
               Basic and diluted net loss per
                  share                             (0.30)       (0.02)        (0.32)

               2.   Total comprehensive loss      (11,487)        (659)      (12,146)

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 4:- VARIABLE INTEREST ENTITIES

          Towards the end of 2003, RDC, (a subsidiary) and Elbit Systems Ltd. ("ESL"), an affiliated company, formed a new company, Starling Advanced Communications Ltd. ("Starling") in order to develop connectivity solutions for broadband access for commercial aircraft. RDC and ESL both contributed technologies in exchange for a 50% ownership interest each in Starling. In addition, RDC and ESL granted Starling convertible loans in the amount of $300 each. Upon the adoption of FIN 46 (see Note 2a) the Company has consolidated Starling as Starling was determined to be a variable interest entity and the Company is its primary beneficiary.

          In August 2002, Elron completed an investment of approximately $5,000 in A.M.T Advanced Metal Technologies Ltd. ("AMT") as part of an aggregate investment of $8,700. AMT, an Israeli private company, develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, namely A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products, and Confirm Technology Ltd. ("Confirm") (formerly: ACS Advanced Coding Systems Ltd.), which develops, markets and sells products using amorphous metals for brand protection against counterfeiting and diversion and anti-shoplifting electronic article surveillance. The investment was in the form of notes which are convertible into preferred shares of AMT or into shares held by AMT in certain of its subsidiaries. Elron is entitled to the rights attached to the convertible notes on an "as converted" basis as a shareholder of AMT and in addition, has special voting rights in certain specified circumstances. As a result, Elron holds approximately 28% of AMT on a diluted basis and on an "as converted" basis (excluding loans).

          From December 2002 to March 31, 2004, Elron and the other shareholders of AMT's group companies granted convertible loans to AMT group companies. Elron's share in the convertible loans granted was approximately $2,200.

          AMT is considered to be a variable interest entity, however the Company is not the primary beneficiary of AMT, and accordingly has not consolidated AMT.

          As of March 31, 2004, the Company's maximum exposure to loss as a result of its involvement in AMT does not exceed its investment in AMT in the amount of approximately $3,800.

NOTE 5:- STOCK BASED EMPLOYEE COMPENSATION

          The Company elected to follow Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans granted prior to 2003. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the exercise price.

          Effective January 1, 2003, the Company adopted the fair value recognition provisions of FASB Statement No.123 "Accounting for Stock-Based Compensation ("SFAS No.123"). Under the prospective method of adoption selected by the Company in accordance with the provisions of FASB Statement No.148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No.148"), the recognition provisions will be applied to all employee awards granted, modified, or settled after January 1, 2003.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 5:- STOCK BASED EMPLOYEE COMPENSATION (Cont.)

          The following pro forma information presents the effect on the Company's and subsidiaries' stock-based employee compensation expense, consolidated net income (loss) and income (loss) per share as if the fair value based method provided under SFAS No. 123 had been applied to all outstanding awards in each reported period.

                                                              Three months
                                                             ended March 31,    Year ended
                                                            ----------------   December 31,
                                                             2004      2003        2003
                                                            ------   -------   ------------
                                                                Unaudited         Audited
                                                            ----------------   ------------
          Net income (loss), as reported                    $3,722   $(9,270)    $(7,205)
          Add: Stock-based employee compensation expense
             included in reported net income (loss)            194       227         973
          Deduct: Total stock-based compensation expense
             determined under fair value based method for
             all awards                                       (230)     (353)     (1,377)
                                                            ------   -------     -------
          Pro forma net income (loss)                       $3,686   $(9,396)    $(7,609)
                                                            ======   =======     =======
          Income (loss) per share:
          Basic - as reported                               $ 0.13   $ (0.32)    $ (0.25)
                                                            ======   =======     =======
          Basic - pro forma                                 $ 0.13   $ (0.32)    $ (0.26)
                                                            ======   =======     =======
          Diluted - as reported                             $ 0.12   $ (0.32)    $ (0.25)
                                                            ======   =======     =======
          Diluted - Pro forma                               $ 0.12   $ (0.32)    $ (0.25)
                                                            ======   =======     =======

          The fair value for each award granted was estimated at the date of grant using the Black-Scholes option-pricing model assuming no dividends and the following assumptions:

                                               Three months
                                             ended March 31,    Year ended
                                             ---------------   December 31,
                                             2004(*)   2003        2003
                                             -------   ----    ------------
                                                Unaudited         Audited
                                             ---------------   ------------
          Average risk-free interest rate      --      1.5           1%
          Average expected life (in years)     --        2         2.7
          Volatility                           --       48%         55%

          (*) No options were granted during the period.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 6:- CONTINGENT LIABILITIES

          There were no material changes in the status of the Company's contingent liabilities as described in the annual report for 2003, the details of which are as follows:

          a. During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The request has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph b below. The arrangement provides that if the appeal described in paragraph b below is accepted, then the proceedings to recognize the claims as a class action will proceed. Otherwise, the application to recognize the claims as a class action will be dismissed.

          b. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 17, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending. In addition, in February 2001, the claimants submitted a new claim similar to the previous one but not as a class action.

               The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

          c. In July 2003, ESW terminated the lease of its premises in the U.S. due to defects in the premises and the lessor's failure to repair the defects. The lessor rejected the termination of the lease and is seeking to enforce the lease and to claim all amounts due under the lease from ESW and Elron, as guarantor of the lease. The balance of the rental under the lease amounts to approximately $2,000. ESW is counterclaiming damages caused by the lessor. The Company's management is of the opinion that ESW has good defense arguments which, if accepted, will cause dismissal of the above claim and accordingly, the above claim will not have a significant effect on the Company's results of operations.

NOTE 7:- BUSINESS SEGMENTS

          As of March 31, 2004, the Company operates in two business segments:
          (1) the System and Projects segment through its subsidiary ETI and (2) the Other Holdings and Corporate Operations which reflects the investments in companies engaged in various fields of advanced technology and includes corporate headquarters.

          The operations of the System and Projects segment include development and supply of software solutions for revenue assurance and management of large and complex communication and internet networks.

          The Other Holdings and Corporate Operations segment includes holdings in various companies that operate in the medical devices, communications, defense industry, semiconductors, software and advanced materials and the corporate operations.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- BUSINESS SEGMENTS (Cont.)

          On September 2, 2003, Elron's majority owned subsidiary, ESW, sold substantially all of its assets and business to Zix (See Note 3d to the Company's annual financial statements for 2003). The business sold by ESW represented a component of an entity as defined in SFAS No. 144 and since the criteria for reporting discontinued operations under SFAS No. 144 were met, operations relating to ESW have been classified as discontinued operations in the statement of operations. Comparative data have been reclassified.

          Prior to the above sale, the Company operated indirectly through ESW in a third business segment - Internet Products.

          Segment information is as follows:

                                               Other
                                             holdings       Internet
                                  Systems       and         Products
                                    and      corporate   (Discontinued
                                 Projects   operations    operations)    Adjustments     Total
                                 --------   ----------   -------------   -----------   --------
For the three months ended
   March 31, 2004 (Unaudited):
Net revenues                       1,656        1,769            --            --         3,425
Net loss                            (557)       4,577          (298)                      3,722

As of March 31, 2004
  (Unaudited):
Total assets                      14,439      407,196            42        (4,429)(*)   417,248

For the three months ended
   March 31, 2003 (Unaudited):

Net revenues                     $ 2,074     $  1,713       $    --      $     --      $  3,787
Net loss                            (562)      (6,900)       (1,808)           --        (9,270)

For the year ended December
   31, 2003 (Audited):

Net revenues                     $ 7,390     $  9,157       $    --      $     --      $ 16,547
Net loss                          (2,074)      (4,442)         (689)           --        (7,205)

As of December 31, 2003
   (Audited):

Total assets                      15,177      450,222            75       (14,770)(*)   450,704

          (*)  Inter-company balances.

          The revenues relating to ESW's discontinued operations for the three months ended March 31, 2003, were $1,804 and pre-tax losses were $1,804.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 8:- RECONCILIATION TO ISRAELI GAAP

          The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

          a.   Effect on the statement of operations:

                                          Three months ended
                                            March 31, 2004
                               ------------------------------------------
                                                           As per Israeli
                               As reported   Adjustments        GAAP
                               -----------   -----------   --------------
                                               Unaudited
                               -----------------------------------------
Net income                        $3,722        $1,687         $5,409

Basic net income per share          0.13          0.06           0.19

Diluted net income per share        0.12          0.06           0.18

                                                  Three months ended
                                                    March 31, 2003
                                       ------------------------------------------
                                           As                      As per Israeli
                                       reported(*)   Adjustments        GAAP
                                       -----------   -----------   --------------
                                                        Unaudited
                                       -----------------------------------------
Net loss                                 $(9,270)       $1,180        $(8,090)

Basic and diluted net loss per share       (0.32)         0.04          (0.28)

                                                          Year ended
                                                       December 31, 2003
                                          ------------------------------------------
                                                                      As per Israeli
                                          As reported   Adjustments        GAAP
                                          -----------   -----------   --------------
                                                            Audited
Net income (loss)                           $(7,205)      $18,436         $11,231

Basic and diluted net income (loss) per
   share                                      (0.25)         0.63            0.38

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 8:- RECONCILIATION TO ISRAELI GAAP (Cont.)

          b.   Effect on the balance sheet:

                                                               March 31, 2004
                                                 ------------------------------------------
                                                                             As per Israeli
                                                 As reported   Adjustments        GAAP
                                                 -----------   -----------   --------------
                                                                  Unaudited
                                                 ------------------------------------------
          Total assets                             $417,248     $(179,269)      $237,979

          Total liabilities including minority
             interest                               114,878       (63,349)        51,529

          Total equity                              302,370      (115,918)       186,452

                                                              December 31, 2003
                                                 ------------------------------------------
                                                                             As per Israeli
                                                 As reported   Adjustments        GAAP
                                                 -----------   -----------   --------------
                                                                  Unaudited
                                                 ------------------------------------------
          Total assets                             $450,704     $(176,981)      $273,723

          Total liabilities including minority
             interest                               154,574       (61,289)        93,285

          Total equity                              296,130      (115,692)       180,438

          c.   Material adjustments:

               The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP as detailed in
               Note 29 to the Company's annual financial statements for 2003.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

Details relating to major investments as of March 31, 2004:

                                                              Carrying value   Market value of the
                                                                  of the         publicly traded
                                                                investment      investments as of:
                                                   % of            as of       -------------------
                                                ownership        March 31,     March 31,   May 10,
                                               interest (1)      2004 (2)         2004       2004
                                               ------------   --------------   ---------   -------
Consolidated Companies:
Elron Telesoft Inc.                                 99%          $  9,100            --         --
Galil Medical Ltd.(3)                               39%                --            --         --
3DV Systems Ltd.(3)                                 70%              (634)           --         --
Starling(3)                                         24%                --            --         --

Affiliated Companies (equity):
Elbit Systems Ltd. (Nasdaq: ESLT)                   19%            90,554       140,287    143,492
Given Imaging Ltd. (Nasdaq: GIVN)(3)                17%            20,690       146,683    141,330
NetVision Ltd.                                      46%               417            --         --
Wavion, Inc.                                        38%             2,441            --         --
ChipX                                               27%             4,834            --         --
Pulsicom Israel Technologies Ltd.                   18%               420            --         --
Advanced Metal Technologies Ltd. (AMT)              28%             3,817            --         --
CellAct Ltd.                                        45%               327            --         --
SELA(3)                                             24%               593            --         --
Notal Vision, Inc.                                  24%             1,068            --         --
Oren Semiconductor Inc.                             41%             2,155            --         --
Oncura(4)                                           10%            11,698            --         --

Available for sale:
Partner Communication Company (Nasdaq: PTNR)         9%           126,060       126,060    116,403
Zix Corporation (Nasdaq: ZIXI)                       1%             7,132         7,132      3,835
EVS (Nasdaq: EVSNF.OB)                              17%             1,190         3,389      3,204

Partnership:
Gemini Israel Fund L.P.                              5%               198            --         --
InnoMed Ventures L.P.                               14%             2,466            --         --

Cost:
Avantry (formerly: Witcom Ltd)(3)                    7%               388            --         --

(1)  On the basis of the outstanding share capital.

(2)  Includes loans and convertible notes.

(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

(4) Represents Elron's share in the carrying value and the ownership interest of the investment in Galil's book

                                   ----------

MANAGEMENT REPORT FOR THE FIRST QUARTER ENDED MARCH 31, 2004

The following management report should be read in conjunction with our Condensed Interim Consolidated Financial Statements as of March 31, 2004 and notes thereto and with our Annual Consolidated Financial Statements as of December 31, 2003 and notes thereto. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a multi-national high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, advanced defense electronics, communications, semiconductors, software products and services and advanced materials. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off. In addition, some of our group companies grew out of our subsidiary, RDC Rafael Development Corporation Ltd. ("RDC"), a joint venture with Rafael Armament Development Ltd. ("Rafael"), the largest research and development organization of Israel's Ministry of Defense. RDC was established for the purposes of exploiting Rafael's technology in non-military markets. Our group companies include both publicly traded and privately held companies.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

Our activities range from complete operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, minority holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, budgetary control, legal support, market analysis, risk management, identifying joint venture opportunities, introductions to potential customers and investors, business plan preparation, strategic planning and research and development guidance.

We expect to continue to build and realize value for our shareholders from our group companies through the sale of a portion or all of our holdings in, or the issuance of shares by any of our group companies to third parties, while simultaneously pursuing the acquisition of, or investment in, new and existing companies. We believe that this strategy provides the ability to increase shareholder value as well as capital to support the growth of our group companies.

Our net income (or loss) in any given period is due, in the most part, to the results of operations of our group companies (which are accounted by us under the consolidation or equity method of accounting) and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies. Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. The downturn in the world economy and, in particular, in the technology sector, during 2001 and through the middle of 2003, affected our group companies ability to raise additional financing from other sources, the results of operations of our group companies and our ability to successfully "exit" some of our group companies and record capital gains at the same level that we experienced in the years prior to the downturn. Since the second half of 2003, there have been initial indications of recovery in the technology sector and capital markets. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. We anticipate that a recovery in the world economy and, in particular, in the technology sector, will have a positive effect on our group companies and their ability to raise additional capital. We also anticipate increasing our investments in new companies in our main areas of operation.

RECENT DEVELOPMENTS

Investment in ChipX (formerly, Chip Express). In March 2004, ChipX, a manufacturer of late-stage programmable application-specific integrated circuits, or structured ASICs, completed a financing round led by a new investor, Vantage Point Venture Partners, raising $12.0 million, out of which we invested approximately $2.6 million. Following the investment, our holding in ChipX decreased from approximately 33% to approximately 27%.

Sale of KIT eLearning ("KIT"). In March 2004, KIT, a provider of online academic programs, in which we held 45%, was sold to Online Higher Education, a subsidiary of Sylvan Learning Systems, Inc. (Nasdaq: SLVN), a global leader in higher education, for cash payment of $9.4 million and a future payment of up to an additional $10.0 million based on future earnings of KIT in 2006 and 2007. The other selling shareholders of KIT were Discount Investment Corporation ("DIC"), our controlling shareholder, and Kidum IT Ltd., a privately held Israeli company. Of the $9.4 million immediate proceeds of the sale, we received approximately $5.7 million and we recorded a gain of approximately $5.3 million.

NetVision. On March 30, 2004, NetVision, one of Israel's largest Internet Service Providers (ISP), in which we hold 46%, filed a request with the Israeli Securities Authority and the Tel Aviv Stock Exchange ("TASE") for a proposed public offering of its shares on the TASE. The other major shareholder of NetVision is our controlling shareholder, DIC, which also holds 46% of NetVision, following DIC's purchase of the NetVision shares from Tevel, in March 2004. The request is a preliminary step in the proposed offering and there is no assurance that the proposed offering will take place.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 of the Notes to our 2003 Annual Consolidated Financial Statements. The accounting policies which are particularly important to the assessment of our financial position and results of operations are described in the management report for the year ended December 31, 2003. The following is a significant new accounting policy which we recently adopted:

Consolidation of Variable Interest Entities. In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46 provides several exceptions to its scope, such as that an entity that is deemed to be a business need not to be evaluated to determine if it is a VIE unless one of the conditions specified in the interpretation exists.

FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003 the provisions of FIN 46, as revised, were adopted as of March 31, 2004.

As an operational holding company, we have investments in and loans to various companies that are engaged primarily in the fields of high technology. Some of these companies are in their early stages of development and will require substantial external investments until they can finance their activities without additional support from other parties and may be considered variable interests. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors.

Towards the end of 2003, RDC and Elbit Systems Ltd., an affiliated company, formed a new company, Starling Advanced Communications Ltd. ("Starling") in order to develop connectivity solutions for broadband access for commercial aircraft. Both RDC and Elbit Systems contributed technologies in exchange for a 50% ownership interest each in Starling. In addition, RDC and Elbit Systems granted Starling convertible loans in the amount of $300 thousand each. Upon the adoption of FIN 46 we consolidated Starling as it was determined to be a VIE, and we are its primary beneficiary.

In August 2002, Elron completed an investment of approximately $5.0 million in A.M.T Advanced Metal Technologies Ltd. ("AMT") as part of an aggregate investment of $8.7 million. AMT develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, namely A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products, and Confirm Technology Ltd. ("Confirm") (formerly: ACS Advanced Coding Systems Ltd.), which develops, markets and sells products using amorphous metals for brand protection against counterfeiting and diversion and anti-shoplifting electronic article surveillance. The investment was in the form of notes which are convertible into preferred shares of AMT or into shares held by AMT in certain of its subsidiaries. In addition, we are entitled to the rights attached to the convertible notes on an "as converted" basis as a shareholder of AMT and have special voting rights in certain specified circumstances. Our interest in AMT on a diluted basis and on an "as converted" basis (excluding loans) amounts to 28%. Since December 2002 we granted AMT and its subsidiary convertible loans in the amount of approximately $2.2 million. AMT is considered to be a VIE, however as we are not the primary beneficiary of AMT, we did not consolidate AMT. As of March 31, 2004, our maximum exposure to loss as a result of our involvement in AMT does not exceed our investment in AMT in the amount of approximately $3.8 million.

Under FIN 46, certain events can require a reassessment of our investment in our group companies to determine if they are variable interests and which of the variable interest owners is the primary beneficiary. As a result of such events, we may be required to make additional disclosures or consolidate these entities.

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of the Company and the following main companies:

                          Three months ended March 31,
--------------------------------------------------------------------------------
                2004                                     2003
-----------------------------------   ------------------------------------------
Elron TeleSoft   DEP      MediaGate   Elron TeleSoft   RDC             MediaGate
Elbit            RDC      3DV(2)      Elbit            Galil Medical
Galil Medical    ESW(1)   Starling    DEP              ESW(1)

     (1)  Elron SW ("ESW"), formerly Elron Software.

     (2) Following the purchase of a controlling interest in 3DV during the first quarter of 2004, from the majority of the other shareholders of 3DV.

Equity Method. Our main group companies, accounted for under the equity method of accounting, include:

                                Three months ended March 31,
-------------------------------------------------------------------------------------------
                    2004                                           2003
--------------------------------------------   --------------------------------------------
Elbit Systems        ChipX          CellAct    Elbit Systems        ChipX          3DV
NetVision            Wavion         AMT        NetVision            Wavion         CellAct
Given Imaging        Notal Vision   Pulsicom   Given Imaging        KIT            AMT
Oren Semiconductor   Oncura                    Oren Semiconductor   Notal Vision   Pulsicom
                                                                                   Witcom

RESULTS OF OPERATIONS

Three months Ended March 31, 2004 compared to Three months Ended March 31, 2003.

The following table sets forth our results of operations in the reported period:

                                               Three months ended March 31,
                                          --------------------------------------
                                                2004                 2003
                                          -----------------   ------------------
                                          (millions of $, except per share data)
Net income (loss)                                3.7                  (9.3)
Basic net income (loss) per share               0.13                 (0.32)

The net income we reported in the three months ended March 31, 2004, as compared to the net loss we reported in three months ended March 31, 2003, was mainly due to the following factors:

(i) a gain of approximately $5.3 million resulting from the sale of our shares in KIT eLearning to a subsidiary of Sylvan.

(ii) a gain, net after tax, of approximately $2.0 million resulting from the sale of 362,416 Zix Corporation shares, received in consideration for the assets and business of ESW which was sold in September 2003 to Zix.

(iii) the decrease in losses we recorded with respect to our group companies in the amount of $6.1 million, mainly due to the sale of business of ESW and MediaGate, the decrease in Galil Medical losses following the formation of Oncura as a result of the merger of its and Amersham's urology units and the improvements in the results of some of our group companies such as Given Imaging and ChipX.

Reportable Segments

Subsequent to the sale of ESW on September 2, 2003 to Zix, our reportable segments are i) The Systems and Projects Segment - Elron TeleSoft; and ii) Other holdings and the corporate operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and corporate operations, which provide the strategic and operational support to the group companies. Prior to September 2, 2003, we operated through ESW in a third business segment - Internet Products - which has been reclassified as discontinued operations.

At March 31, 2004, the main group companies were classified into the following segments:

                                                                                         Internet products
                      Systems and                                                          (Discontinued
                        projects          Other holdings and corporate operations           Operations)
                     --------------   ------------------------------------------------   -----------------
Consolidated         Elron TeleSoft   Elbit; DEP; RDC; Galil Medical; MediaGate, 3DV,    ESW
                                      Starling

Equity basis                          Elbit Systems; NetVision; Chip X; Wavion;
                                      Pulsicom; Given Imaging; CellAct; AMT; Notal
                                      Vision; Oren Semiconductor; Oncura

Cost                                  Witcom

Available-for-sale                    Partner Communication Company ("Partner"), Elbit
   Securities                         Vision Systems; Zix

The following table reflects our consolidated data by reported segments:

                                                          Other       Discontinued
                                                       holdings and    operations
                                              Elron     corporate         of
                                            TeleSoft    operations        ESW        Consolidated
                                            -----------------------------------------------------
                                                               (millions of $)
                                            -----------------------------------------------------
                                                     Three months ended March 31, 2004
                                            -----------------------------------------------------
Income*                                        1.7          9.9             --           11.6
Costs and expenses                            (2.2)        (6.3)            --           (8.5)
Income (loss) from continuing operations      (0.5)         4.5             --            4.0
Gain (loss) from discontinuing operations       --           --           (0.3)          (0.3)
Net income (loss)                             (0.5)         4.5           (0.3)           3.7

                                                          Other       Discontinued
                                                       holdings and    operations
                                              Elron     corporate         of
                                            TeleSoft    operations        ESW        Consolidated
                                            -----------------------------------------------------
                                                               (millions of $)
                                            -----------------------------------------------------
                                                      Three months ended March 31, 2004
                                            -----------------------------------------------------
Income*                                        2.1         (2.1)            --             --
Costs and expenses                            (2.6)        (7.6)            --          (10.2)
Loss from continuing operations               (0.6)        (7.4)            --           (7.9)
Gain (loss) from discontinuing operations       --          0.5           (1.8)          (1.3)
Net loss                                      (0.6)        (6.9)          (1.8)          (9.3)

* Income in the other holdings and corporate operations includes net losses from equity investments.

Systems and Projects - Elron TeleSoft.

Elron TeleSoft is focused on telecom network management and revenue assurance products. The following table sets forth the results of operation of Elron
TeleSoft:

                                                    Three months ended March 31,
                                                    ----------------------------
                                                             2004   2003
                                                             ----   ----
                                                            (millions of $)
Net revenues                                                  1.7    2.1
Cost of revenues                                             (1.0)  (1.5)
                                                             ----   ----
Gross profit                                                  0.7    0.6
Operating expenses*                                          (0.7)  (0.6)
Amortization of other assets                                 (0.2)  (0.2)
                                                             ----   ----
Operating loss                                               (0.2)  (0.2)
Finance expenses, net                                        (0.3)  (0.4)
Other expenses, net                                            --     --
                                                               --     --
Net loss                                                     (0.5)  (0.6)
                                                             ----   ----

*    Excluding amortization of other assets which are presented separately.

Revenues. Elron TeleSoft's net revenues decreased by $0.4 million, or 19%, from $2.1 million in the three months ended March 31, 2003 to $1.7 million in the same period in 2004 mainly as a result of the decrease in revenues derived from the sale of third parties' products.

Cost of revenues. Cost of revenues of Elron TeleSoft in the three months ended March 31, 2004 was $1.0 million, representing a gross margin of 41%, compared to $1.5 million in the same period in 2003, representing a gross margin of 29%. The increase in gross margin was due to change in revenue mix as revenues derived from Elron Telesoft's products with higher gross margins increased relative to revenues derived from sale of third parties' products.

Operating loss. Elron TeleSoft's operating loss amounted to $0.2 million in the three months ended March 31, 2004, the same level as in the comparable period in 2004.

Finance expenses, net. Finance expenses amounted to $0.3 million in the three months ended March 31, 2004 compared to approximately $0.4 million in the same period in 2003. The majority of the finance expenses were due to loans associated with the purchase of its main operations in 1998.

Other Holdings and Corporate Operations segment

The other holdings and corporate operations segment includes our holdings in subsidiaries, affiliates and other companies engaged in various fields of advanced technology, and corporate operations which provide strategic and operational support to the group companies. The following table sets forth this segment's operating results:

                                                                        Three months ended March 31,
                                                                        ----------------------------
                                                                                 2004   2003
                                                                                 ----   ----
                                                                               (millions of $)
Net revenues                                                                      1.8    1.7
Net loss from equity investments                                                 (0.4)  (2.9)
Gain from disposal and changes in holdings in related  companies, net             6.1    0.4
Other income (expenses), net                                                      2.4   (1.3)
                                                                                 ----   ----
Total income                                                                      9.9   (2.1)
Cost of revenues                                                                  1.1    0.8
Operating expenses*                                                               5.5    6.8
Amortization of other assets                                                       --    0.1
Finance expenses (income), net                                                   (0.3)  (0.1)
                                                                                 ----   ----
Total costs and expenses                                                          6.3    7.6
                                                                                 ----   ----
Income (loss) from continuing operations before taxes                             3.6   (9.7)
Tax benefit (income tax)                                                         (0.6)   0.4
Minority interest                                                                 1.5    2.0
                                                                                 ----   ----
Income (loss) from continuing operations                                          4.5   (7.3)
Gain from discontinued operations                                                  --    0.5
                                                                                 ----   ----
Net income (loss)                                                                 4.5   (6.9)
                                                                                 ----   ----

*    Excluding amortization of other assets which are presented separately.

Income

Net revenues. Net revenues in the three months ended March 31, 2004 and 2003 of the Other Holdings and Corporate Operations segment consisted of sales of products and services by our subsidiaries, mainly Galil Medical. In the three months ended March 31, 2004 Galil Medical recorded revenues of $1.7 million, the same level as in the same period in 2003. Following the formation of Oncura as a result of the merger of the urology therapy units of Galil Medical and Amersham in July 1, 2003, Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, in which it has a 25% ownership interest.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). The share in net losses of affiliated companies amounted to $0.4 million in the three months ended March 31, 2004, compared to $2.9 million in the same period in 2003. The decrease in our share in net losses of our affiliated companies in the first quarter of 2004 resulted mainly from the decrease in our share in the net losses of some of our group companies whose results have been improved, and in particular, Given Imaging, ChipX and AMT. The above decrease was partially offset mainly as a result of the increase in our share in the net losses of Wavion.

     Highlights of the Results of Operations of Our Major Affiliates:

     Elbit Systems Ltd. (Nasdaq: ESLT) (a 20% holding). Elbit Systems develops, manufactures and integrates advanced high-performance defense electronic systems. Our share in net income of Elbit Systems amounted to $2.5 million in the three months ended March 31, 2004 compared to $2.4 million in the same period in 2003.

     The following are highlights of the results of operations of Elbit Systems:

     o Elbit Systems' revenues increased from $202.2 million in the three months ended March 31, 2003 to $213.7 million in the same period in 2004. As of March 31, 2004, Elbit Systems' backlog of orders was $1,821 million, of which approximately 74% was scheduled to be performed in the next three quarters of 2004 and in 2005, compared to a backlog of orders of $1,752 million on December 31, 2003.

     o Elbit Systems' operating income in the three months ended March 31, 2004 was $15.8 million (7.4% of revenues) compared to $14.9 million (7.4% of revenues) in the same period in 2003.

     o Elbit Systems' net income in the three months ended March 31, 2004 was $12.7 million (6.0% of revenues) compared to $12.3 million (6.1% of revenues) in the same period in 2003.

     Given Imaging (Nasdaq: GIVN) (an 17% holding directly and indirectly through RDC). Given Imaging, a medical device company that developed and markets a disposable miniature video camera for visualizing the gastrointestinal tract, reached record sales of $12.7 million in the first quarter of 2004, a 47.8% increase over sales in the first quarter of 2003. During the quarter, total capsules sold reached a record of 19,000, 85% higher than the first quarter of 2003. Gross profit amounted to 70.1% of revenues compared to 67.2% in the first quarter of 2003. Given Imaging's net loss for the first quarter was $0.6 million, a substantial improvement compared to a net loss of $3.6 million in the first quarter of 2003.

     Oncura (a 25% holding by Galil). Oncura commenced its operations on July 1, 2003 following the completion of the merger of the urology therapy units of Galil and Amersham which created Oncura. Oncura markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment. Oncura's revenues in the three months ended March 31, 2004 amounted to $17.4 million compared to $15.3 million in the previous quarter (the fourth quarter of 2003). Oncura's net income in the three months ended March 31, 2004 amounted to $0.3 million compared to a net loss of $1.5 million in the fourth quarter of 2003.

     Notal Vision (a 24% holding). Notal Vision, a medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD), recorded revenues of $0.3 million in the three months ended March 31, 2004 compared to $0 million in the same period in 2003 and its net loss decreased to $0.3 million from $0.6 million, mainly as a result of the increase in revenues and the decrease in research and development expenses.

     NetVision (a 46% holding). NetVision provides Internet services and solutions in Israel. Although NetVision continues to experience increased competition in gaining broadband communication market share, resulting from the transition of customers to broadband communication, NetVision recorded in the three month period ended March 31, 2004, an increase of 15% in revenues to $16.4 million, from $14.3 million in the same period in 2003 and its customer base at March 31, 2004 reached approximately 368,000 (of which approximately 169,000 are broadband) compared to 332,000 at the end of the first quarter of 2003 (of which approximately 70,000 are broadband). NetVision's operating income increased to $2.1 million, compared to $0.4 million in the same period in 2003, and its net income increased to $0.6 million compared to net loss of $0.1 million in the first quarter of 2003. NetVision's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at March 31, 2004 according to which $1.00 equaled NIS 4.528.

     Wavion (a 38% holding). Wavion is a developer of broadband wireless access systems for wireless LANs. In 2002 and in the beginning of 2003, as a result of the downturn in the broadband wireless communications market, which delayed the release of Wavion's products, Wavion significantly reduced its research and development expenses and began to sell subcontracting services for the development of wireless sub-systems. In the second half of 2003, Wavion completed a financing round in which it raised $12.5 million, as a result of which Wavion directed resources away from its subcontracting activities to R&D activities and its revenues in the three month period ended March 31, 2004 amounted to $0.1 million, compared to $0.7 million in the same period in 2003. The increase in its research and development costs resulted in an increase in Wavion's net loss which amounted to $1.7 million in the three month period ended March 31, 2004, compared to a net income of $20 thousand in the same period in 2003.

     ChipX (formerly: Chip Express) (a 27% holding). ChipX is a manufacturer of structured ASICs. ChipX's revenues in the three month period ended March 31, 2004 increased to $3.9 million, compared to $3.0 million in the same period in 2003, primarily due to the launch of new products and the recovery in the semiconductor industry, and its net loss in the three month period ended March 31, 2004 decreased to $1.5 million, compared to $2.4 million in the same period in 2003. In March 2004, ChipX raised $12.0 million in a private placement, the proceeds of which will be used to finance its sales, marketing and development investments in its structured ASIC technology.

     Oren Semiconductor (a 41% holding). Oren is a developer of integrated circuits for digital broadcasting. In the three months ended March 31, 2004, Oren's revenues increased to $1.0 million compared to $0.6 million in the same period in 2003, mainly due to an increase in revenues from development projects. Oren's net loss in the three months ended March 31, 2004 decreased to $1.0 million compared to $1.4 million in the same period in 2003 mainly as a result of the increase in revenues.

     AMT (a 28% holding). The AMT group develops technologies and products based on amorphous metals. AMT's two main operating companies are AHT, which uses amorphous metals for heating products, and Confirm Technology (formerly, ACS), which uses amorphous metals for identification, authentication an anti-shoplifting solutions. In the three month period ended March 31, 2004, AHT recorded revenues of $0.2 million compared to $0.1 million in the same period in 2003, and a net loss of $0.4 million, compared to a net loss of $0.5 million in the same period in 2003. Confirm Technology recorded in the three month period ended March 31, 2004 revenues of $0.2 million compared to $0.1 million in the same period in 2003, and a net loss of $0.3 million, compared to a net loss of $0.4 million in the three month period ended March 31, 2003.

Despite the decrease in our share in the net losses from our group companies, we expect that most of our group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Therefore, we anticipate that our share in the results of these companies will continue to negatively affect our results of operations.

Results of operations of significant group companies which are accounted for other than under the equity method of accounting. In addition to companies accounted for under the equity method, we have a significant investment in Partner (Nasdaq: PTNR), which is accounted for as available-for-sale securities, whose results do not affect our results of operation.

     Partner (Nasdaq: PTNR) (a 9% holding through Elbit). At March 31, 2004, the market value of our investment in Partner amounted to $126.1 million. Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The following are highlights of the results of operations of Partner for the three months ended March 31, 2004 (all figures below are convenience translations of Partner's nominal New Israeli Shekel (NIS) figures into US dollars at the rate of the exchange prevailing at March 31, 2004 according to which $1.00 equaled NIS 4.528):

          o Partner's revenues for the three months ended March 31, 2004 increased by 18.2% to $269.1 million from $227.8 million in the same period in 2003. Partner's subscriber base at the end of the first quarter in 2004 rose 14.3% to 2,165,000 compared to 1,894,000 at the end of the same period in 2003.

          o Partner's operating income for the three months ended March 31, 2004 increased to $52.0 million from $28.8 million in the same period in 2003, an increase of 80.6%. Operating income in the three months ended March 31, 2004, as a percentage of revenues, reached 19.3% as compared to 12.6% in the same period in 2003. The substantial increase in the quarterly operating income and operating income as a percentage of revenues resulted primarily from strong revenue growth of 18.2% and stable expense levels.

          o Partner's net income for the three months ended March 31, 2004 was $20.3 million compared to net income of $7.7 million for the same period in 2003.

     Partner has a line of credit agreement with a consortium of banks that provides for borrowings of up to $683 million. As of March 31, 2004, $380 million was outstanding under this facility. The line of credit is guaranteed by shares held by the original shareholders of Partner, pro rata to their respective holdings. All of the shares held by us as of March 31, 2004, amounting to approximately 15.9 million shares, are pledged by us in favor of the consortium of banks.

Gains from Disposal of Business and Affiliated Companies and Changes in Holdings in Affiliated Companies. Our gains from disposal of business and affiliated companies and changes in our holdings in affiliated companies amounted to $6.1 million in the three months ended March 31, 2004 compared to $0.4 million in the same period in 2003. The gain in the first quarter of 2004 resulted primarily from a $5.3 million gain from the sale of our share of KIT eLearning and an aggregate gain of $0.5 million resulting from changes in holdings in Given Imaging and Elbit Systems as a result of employees' option exercises. The gain in the first quarter of 2003 resulted primarily from a $0.4 million gain from the sale of 92,500 shares of Given Imaging held by RDC.

Other Income (expenses), net. Other income, net, of the other holdings and corporate operations segment amounted to $2.4 million in the three months ended March 31, 2004 compared to a loss of $1.2 million in the same period in 2003. The gain in the first quarter of 2004 resulted mainly from a $3.1 million gain, before tax, from the sale of 362,416 shares of Zix received in consideration for ESW's assets and business sold to Zix in 2003. This gain was partially offset by $0.5 million which represents the funding of 3DV's previous years losses. The loss in the first quarter of 2003 resulted mainly from a $1.2 million write-down of our investment in Cellenium.


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


Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical. Cost of revenues of the Other Holdings and Corporate Operation segment in the three month period ended March 31, 2004 were $1.1 million compared to $0.8 million in the same period in 2003.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly Galil Medical. The following table sets forth the segment operating expenses. The operating expenses presented below exclude amortization of other assets in the amount of $0 million and $0.1 million in the first quarter of 2004 and 2003, respectively, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item:

                Three months ended
                    March 31,
                ------------------
                    2004   2003
                    ----   ----
                  (millions of $)
Corporate            2.0    1.7
Galil Medical        0.7    3.7
MediaGate             --    1.2
Starling             0.4     --
                            ---
3DV                  0.4
Other                2.0    0.2
                     ---    ---
                     5.5    6.8
                     ---    ---

Our corporate operating costs in the three months ended March 31, 2004, amounted to $2.0 million compared to $1.7 million in the same period in 2003. The increase in the corporate costs resulted mainly from the increase of $0.4 million in costs related to the company's employee stock option plans and call options in favor of employees to purchase shares of affiliated companies.

Operating expenses of Galil Medical in the three months ended March 31, 2004 were $0.7 million compared to $3.7 million in the same period in 2003. Galil Medical's operating loss in the three months ended March 31, 2004 amounted to $0.2 million compared to $2.7 million in the same period in 2003. The decrease in Galil Medical's operating expenses and operating loss was mainly due to the merger of the urology therapy units of Galil Medical and Amersham which resulted in a significant decrease in Galil Medical's marketing and selling expenses. Galil plans to continue developing its cryotherapy technology for application in other health care fields, and to supply Oncura manufacturing and research and developments services on a cost plus basis. Galil Medical's results of operations will be affected in the future quarters by the extent of future research and developments activities for the development of new cryotherapy applications.

The decrease in MediaGate's operating expenses was as a result of the sale of its assets and business to Telrad at the end of 2003, following which MediaGate ceased its operations.

Other operating expenses include mainly the operating expenses of RDC. The increase in other operating expenses was due primarily to the increase of $1.9 million in costs related to RDC's employee stock option plans and the increase in the fair value of call options to purchase shares of affiliated companies.

Finance income, net. Finance income, net, in the corporate operations and other holdings segment amounted in the three months ended March 31, 2004 to $0.3 million compared to $0.1 million in the same period in 2003. The increase is mainly due to higher cash resources.

Income Taxes. Income taxes, net, in the three month period ended March 31, 2004 were $0.6 million, which were mainly due to income taxes with respect to the sale of shares of Zix. In the three month period ended March 31, 2003, we recorded a tax benefit of $0.4 million mainly with respect to corporate expenses.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits (including short and long-term) at March 31, 2004, were approximately $75.5 million compared with $114.6 million at December 31, 2003. At March 31, 2004, the corporate cash, debentures and deposits (including short and long term) were $70.2 million compared with $107.3 million at December 31, 2003. The decrease in consolidated and corporate cash and other liquid instruments resulted primarily from the repayment of approximately $40.5 million loans of Elron Telesoft and ESW. The total bank loan of ESW and Elron TeleSoft, substantially all of which are guaranteed by us, amounted to $27.3 million at March 31, 2004 compared to $67.5 million at December 31, 2003.

The main sources of corporate cash and other liquid instruments in the first quarter of 2004, were $5.7 million proceeds from the sale of all of our shares in KIT eLearning and the $4.2 million proceeds from the sale of Zix shares.

The main uses of the corporate cash and other liquid instruments in the first quarter of 2004, were the $40.5 million repayment of bank loans, $3.8 million of investments in our group companies (of which $2.6 was invested in ChipX) and a $2.0 million loan granted to NetVision.

Consolidated working capital at March 31, 2004 amounted to $52.8 million compared to $57.0 million at December 31, 2003.

Consolidated loans at March 31, 2004, were approximately $32.8 million, of which $27.3 million were attributed to Elron TeleSoft and ESW. During the first quarter of 2004, we refinanced Elron TeleSoft's and ESW's loans. As part of this refinancing we repaid approximately $40.5 million to the lending banks out of $67.5 million outstanding at December 31, 2003. The lending terms, including interest and maturity dates were not significantly changed. The majority of the remaining loans are guaranteed to banks by us and of which $3.5 million are also secured by a pledge on our debentures and deposits. In connection with some of Elron TeleSoft's bank loans, we have also provided to the lending bank a comfort letter pursuant to which we undertook not to reduce our holding beyond a certain percentage.

In connection with the credit lines granted to NetVision, we and DIC, the other major shareholder of NetVision, provided letters of comfort to the lending banks pursuant to which we jointly undertook not to reduce our joint holdings beyond a certain percentage. During the first quarter of 2004, we and DIC granted NetVision a $4.0 million loan ($2.0 million each) in order to enable NetVision to repay a portion of its line of credit. The loan is to be repaid in July 2004. The amount outstanding under NetVision's credit lines at March 31, 2004, was approximately $16.2 million.

MediaGate's bank's loan in the amount of approximately $2.6 million has been secured by a first ranking pledge over the future proceeds to be received as royalties as a consideration for the sale of its technology to Telrad.

All of Partner's shares held by us as of March 31, 2004, amounting to approximately 15.9 million shares, are pledged by us in favor of Partner's consortium of banks.

Subsequent to March 31, 2004 and through May 9, 2004, we have invested an additional aggregate amount of approximately $1.2 million in our group companies.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at March 31, 2004, was approximately $302.4 million representing approximately 72% of the total assets compared with $296.1 million representing approximately 66% of total assets at December 31, 2003.

                                    # # # # #


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